

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 30, 2015

Eric M. Gebhard
Treasurer
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, Florida 33442

> **Re: World Omni Auto Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed November 2, 2015**
> **File No. 333-207756**

Dear Mr. Gebhard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please include your exhibits with your next submission.

Cover Page of the Registration Statement

3. We note your disclosure in footnote (2) to the Calculation of Registration Fee table that you intend to file an amendment to effect the transfer of unused fees pursuant to either Rule 415(a)(6) or Rule 457(p). To the extent you rely on Rule 457(p), please also provide the initial filing date of the prior registration statement.

The Depositor, page 33

4. We note that you have included brackets around the title of chief executive officer of the depositor as the party who will make the required certifications. Please remove these brackets. The certification must be signed by the chief executive officer of the depositor, as required by General Instruction I.B.1.(a) of Form SF-3.

The Receivables Pool

Review of Pool Assets, page 41

5. We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Delinquencies, Repossessions and Net Losses, page 43

6. We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Description of the Trust Documents

Sale and Assignment of Receivables

Representations and Warranties and Repurchases Upon Breach, page 62

7. Please revise to state whether the representations and warranties in the sale and servicing agreement that are made by World Omni Financial Corp. to the depositor will be assigned to the trustee for the benefit of the noteholders. To the extent only certain representations and warranties are assigned to the trust, please revise to identify those representations and warranties.

8. Please confirm that there is no material risk that an originator´s ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1110(c) of Regulation AB.

Asset Representations Review

Delinquency Trigger, page 62

9. We note your disclosure that you intend to include a chart comparing the delinquency trigger to "delinquency statistics for prior pools." Please revise to confirm that the chart will incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. See Item 1113(a)(7)(i).

Voting Trigger, page 63

10. We note your disclosure that if investors demand a vote, the indenture trustee will submit the matter to a vote of all noteholders through DTC. Please revise your disclosure to provide the procedures for how a vote through DTC will occur.

11. We note that investors will be informed via a Form 10-D filing when the delinquency trigger occurs. Please revise your registration statement to disclose how you will inform investors (i) when a vote has been called and (ii) when the requisite percentage of investors have voted to direct a review.

12. We also note your statement on page 63 that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Dispute Resolution for Repurchase Requests

13. Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

14. We note your disclosure that, "if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility

requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise accordingly.

15. We note your disclosure on page 65 stating that if the parties fail to agree at the completion of the mediation, the requesting party may choose to submit the matter to arbitration. Please revise to clarify that the requesting party may also choose to submit the matter to either binding arbitration or court adjudication.

16. We note your disclosure on page 65 that final determination of the arbitrator is "final and non-appealable" and "by selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

17. We note your disclosure on page 65 that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Noteholder Communication, page 80

18. We note that beneficial owners of notes may send communication requests "to the trust or to the servicer, on behalf of the trust." Please revise your disclosure to describe how an investor would provide communication requests to the trust and the servicer, including adding contact details such as a mailing address. Please also indicate whether the communication request must be in writing.

19. We note your statement that the depositor will include a communication request on the Form 10-D "filed in the next month." Please revise to clarify that the depositor will include requests to communicate, including the required information listed, in the Form 10-D related to the reporting period in which the request was received. Refer to General Instruction I.B.1(d) of Form SF-3.

20. We note your disclosure that the beneficial owners of notes will pay any costs associated with communicating with other beneficial owners, and no other transaction party, including the issuing entity, will be responsible for such costs. Please revise to clarify and confirm that investors will not be indemnifying the issuing entity or any other transaction party in connection with the investor communication provisions of General Instruction I.B.1 of Form SF-3.

[Credit Risk Retention]

[Eligible Horizontal Residual Interest Option], page 84

21. We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Forward-Looking Statements, page 103

22. Please delete your disclosure regarding forward-looking statements under the Private Securities Litigation Reform Act as the provisions do not apply to initial public offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Peter Sheptak, Esq., World Omni Auto Receivables LLC
       James Antonopoulos, Esq., Kirkland & Ellis LLP